Exhibit 99.1
Satyam Announces Outcome of Board Meeting
Hyderabad, INDIA, March 13, 2009: Satyam Computer Services Ltd. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (Company) announced today that the process of registration of bidders, which ended yesterday, has received adequate response from Indian and international bidders, including private equity firms.
At its meeting today, Satyam’s Board of Directors (Board) announced that it has taken steps to release the Request for Proposals (RFP) in the course of the day to all registered bidders.
The Board had requested the Former Chief Justice of India, Mr. S.P. Bharucha, to oversee and guide the Board throughout the selection process and he has kindly agreed. The Board met with Mr Bharucha on March 11, 2009 in Mumbai and discussed the proposed process for the induction of a strategic investor.
Under the procedure finalized by the Board, the Expression of Interest (EOI) from interested bidders along with proof of funds of Rs. 1500 crores (US$290 million based on exchange rate of Rs. 51.635 to US$1) is expected to be received by 5:00 pm Indian Standard Time on Friday, March 20, 2009.
Bidders who have submitted compliant EOIs and executed certain pre-transaction documents, will have access to data and information regarding the Company to enable them to submit technical and financial bids.
AS Murty, CEO of the Company, briefed the Board on his recent visit to Singapore and Australia to meet with customers and Satyam associates. He will be making a trip to the US for a similar purpose.
This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements. The Company does not intend to register any securities in the United States or to conduct a public offering of securities in the United States.
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein, including statements regarding the global competitive bidding process, are subject to various risks and uncertainties and there can be no assurance that the Company will be able to find a qualified investor.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.
Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global Satyam PR representatives at:
US	Jim Swords james_swords@satyam.com +1-703-877-2225

Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com +44-783-010-3838

Asia-Pacific	Dan Bleakman Dan@howorth.com.au +61-439-408-484 Reshma Wad Jan Reshma@wer1.net +65-98-140-507